Walter Industries, Inc.

4211 West Boy Scout Boulevard

Tampa, Florida 33607

E-mail: vpatrick@walterind.com

(813) 871-4120

VICTOR P. PATRICK
October 7, 2008	Vice Chairman, CFO
and General Counsel

Via Facsimile (202) 551-9368

James Giugliano, Staff Accountant

United States Securities and Exchange Commission
Division of Corporate Finance

100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	Walter Industries, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 7, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2008
Filed August 8, 2008
File No. 001-13711

Dear Mr. Giugliano:

This will confirm that we are in receipt of the Staff’s comment letter dated September 30, 2008, regarding the Company’s Form 10-K for the year ended December 31, 2007 and the Company’s Form 10-Q for the quarter ended June 30, 2008, with our response requested within 10 business days.

In order to review our response fully with our independent auditors and our Audit Committee, the Company plans to submit its formal responses to the Staff’s comments on or before October 31, 2008.  We appreciate your consideration in this regard.

Sincerely,

/s/ Victor P. Patrick

* Authorized In-House Counsel under Rule 17 of the Florida Bar

(Not licensed to practice law in Florida)